UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

ServiceSource International, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

      81763U100
(CUSIP Number)

Rishi Bajaj
Managing Principal
Altai Capital Management, L.P.
230 West 56th Street, Apt. 53C
New York, New York 10019
212-201-5734

With a copy to:
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
     212-373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

          May 31, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [☐].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81763U100	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,167,359
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,167,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,167,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 81763U100	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,167,359
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,167,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,167,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 81763U100	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,167,359
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,167,359
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,167,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 81763U100	SCHEDULE 13D	Page 5 of 9

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amend the Schedule 13D originally filed on June 27, 2014, as amended by Amendment No. 1 to the Schedule 13D filed on September 5, 2014, as amended by Amendment No. 2 to the Schedule 13D filed on November 17, 2014 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of ServiceSource International, Inc., a Delaware corporation (the “Company” or the “Issuer”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1.  Security and Issuer.

No material change.

ITEM 2.  Identity and Background.

This Item 2 is hereby amended and restated in its entirety to read as follows:
(a)          This Schedule 13D is filed by: (i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Investment Manager”); (ii) Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”); and (iii) Mr. Rishi Bajaj.
Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.”  Each of the Reporting Persons is party to a Joint Filing Agreement, which is attached hereto as Exhibit A.  Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.
This Schedule 13D relates to the Common Stock held for the account of Altai Capital Master Fund, Ltd., a Cayman Islands exempted company (“ACMF”) and Altai Capital Osprey, LLC, a Delaware limited liability company (“Osprey”). Investment Manager serves as investment manager to each of ACMF and Osprey.  Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Common Stock held for the account of each of ACMF and Osprey.
Mr. Symonds and Mr. Tesoriere are no longer Reporting Persons.
(b)          The address of the principal business office of each Reporting Person is 230 West 56th Street, Apt. 53C, New York, NY 10019.
(c)          The principal business of Investment Manager is serving as the investment manager of certain investment funds, including ACMF and Osprey.  The principal business of IMGP is serving as the general partner of Investment Manager.  The principal business of Mr. Bajaj is serving as managing principal of Investment Manager, a member of IMGP and the sole member of the managing member of Osprey.

CUSIP No. 81763U100	SCHEDULE 13D	Page 6 of 9

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)          None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)          Mr. Bajaj is a citizen of the United States of America.
ITEM 3.  Source and Amount of Funds or Other Consideration.
This Item 3 is hereby amended by adding the following as the end thereof:
On May 31, 2016, 1,478,774 shares of Common Stock were contributed in-kind to Osprey by certain investors in exchange for membership interests in Osprey. No funds were received by Osprey in connection with such acquisition of Common Stock.
In addition, on May 31, 2016, IMGP and Mr. Bajaj contributed to Osprey an aggregate of 289,759 share of Common Stock, consisting of shares of Common Stock that was distributed to their accounts from ACMF.
In addition, on May 31, 2016, Osprey acquired 4,398,826 shares of Common Stock from ACMF in exchange for an aggregate purchase price of $14,999,997.
The source of the funds used by Osprey to acquire the Common Stock reported herein is the working capital available to Osprey and margin borrowings described in the following sentence. Such shares of Common Stock are held by Osprey in margin accounts, which may extend margin credit to Osprey from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.
ITEM 4.  Purpose of Transaction.
This Item 4 is hereby amended by adding the following at the end thereof:
Pursuant to the Settlement Agreement, the Investment Manager and IMGP previously agreed that Mr. Bajaj would resign from the Board and all applicable committees thereof if at any time the aggregate beneficial ownership of voting securities held by the Investment Manager and IMGP decreases to less than 10.0% of the Issuer’s then-outstanding voting securities. In accordance with the Settlement Agreement, Mr. Bajaj has resigned from the Board.

CUSIP No. 81763U100	SCHEDULE 13D	Page 7 of 9

The Common Stock held for the account of Osprey was acquired in the ordinary course of the Reporting Persons’ business of purchasing, selling and trading in securities.
ITEM 5.  Interest in Securities of the Issuer.
This Item 5 is hereby amended and restated in its entirety to read as follows:
(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 6,167,359 shares of Common Stock held for the account of Osprey, constituting approximately 7.2%of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 85,376,414 shares of Common Stock outstanding as of April 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the Securities and Exchange Commission on May 9, 2016.
(i)	Investment Manager:

	(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 6,167,359 shares of Common Stock.
Percentage: Approximately 7.2%as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,167,359 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,167,359 shares of Common Stock

(ii)	IMGP:

	(a)	As of the date hereof, IMGP may be deemed the beneficial owner of 6,167,359 shares of Common Stock.
Percentage: Approximately 7.2%as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,167,359 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,167,359 shares of Common Stock

(iii)	Mr. Bajaj:

	(a)	As of the date hereof, Mr. Bajaj may be deemed the beneficial owner of 6,167,359 shares of Common Stock.
Percentage: Approximately 7.2%as of the date hereof.

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,167,359 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,167,359 shares of Common Stock

CUSIP No. 81763U100	SCHEDULE 13D	Page 8 of 9

(b) By virtue of its role as investment manager of Osprey, Investment Manager has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 6,167,359 shares of Common Stock beneficially owned by it and held for the account of Osprey. By virtue of its role as general partner of Investment Manager, IMGP is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of Osprey. By virtue of his role as managing principal of Investment Manager and member of IMGP, Mr. Bajaj is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of Osprey.
(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth below.
On May 31, 2016, ACMF agreed to distribute 6,828,174 shares of Common Stock to investors of ACMF. Of such distributed shares, an aggregate of 289,759 shares of Common Stock was distributed to IMGP and Mr. Bajaj in respect of their respective direct and indirect pro rata interests in ACMF and each of IMGP and Mr. Bajaj contributed such shares to Osprey.  No funds were received by ACMF in connection with such disposition of Common Stock, as such disposition represents an in-kind liquidating redemption by the investors from ACMF.
In addition, on May 31, 2016, ACMF sold to Osprey 4,398,826 shares of Common Stock to Osprey in exchange for an aggregate purchase price of $14,999,997.
In addition, on May 31, 2016, ACMF disposed of 500,000 shares of Common Stock in a block trade at a price of $3.72 per share (without giving effect to brokerage commissions).
(d) Osprey has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.
(e) Since the filing of Amendment No. 2 to this Schedule 13D, Mr. Symonds has ceased to be a managing principal of Investment Manager and a member of IMGP.  In addition, Mr. Tesoriere no longer has authority to direct the voting or direct the disposition of shares of Common Stock held by ACMF or Osprey.  As such, Messrs. Symonds and Tesoriere have ceased to have any beneficial ownership in the shares of Common Stock held by ACMF or Osprey.
ITEM 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
No material change.
ITEM 7.          Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement.

Exhibit B - Settlement Agreement, dated November 13, 2014, by and among ServiceSource International, Inc., Altai Capital Management, L.P. and Altai Capital Management, LLC. (previously filed).

Exhibit C - Registration Rights Agreement, dated November 13, 2014, by and between ServiceSource International, Inc. and Altai Capital Master Fund, Ltd. (previously filed).

CUSIP No. 81763U100	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2016

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj

EXHIBIT A

JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D/A with respect to the common stock of ServiceSource International, Inc. dated June 2, 2016 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  June 2, 2016

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Rishi Bajaj
Name: Rishi Bajaj
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj